1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

September 27, 2019

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ryan Sutcliffe

Re:	Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Mr. Sutcliffe:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 114 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 116 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on July 16, 2019. PEA No. 114 relates to the registration of shares of Schwab® Short-Term Corporate Bond ETF, Schwab® Intermediate-Term Corporate Bond ETF and Schwab® Long-Term U.S. Treasury ETF, (collectively, the “funds”), which are new series of the Registrant. The SEC staff’s comments were provided by you to Catherine MacGregor of Charles Schwab Investment Management, Inc. (“CSIM”) and Stephen T. Cohen and Ari Abramovitz of Dechert LLP in a telephonic discussion on August 28, 2019.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 114, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please explain how the Schwab Short-Term Corporate Bond ETF’s use of the term “short-term” in its name is consistent with the SEC’s guidance in the adopting release to Rule 35d-1 under the 1940 Act that an investment company using the words “short-term” in its name must have a dollar-weighted average maturity of no more than 3 years, given the fact that the index that the fund will track has at times had a dollar-weighted average maturity of more than 3 years.

Response: In response to this comment, the Registrant has changed the name of the Schwab Short-Term Corporate Bond ETF to “Schwab 1-5 Year Corporate Bond ETF.”

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Separately, the Registrant notes that it has also changed the name of the Schwab Intermediate-Term Corporate Bond ETF to “Schwab 5-10 Year Corporate Bond ETF.”

2.

Comment: Please revise the second sentence in the “Principal Investment Strategies Section” for the Schwab Short-Term Corporate Bond ETF as follows to comply with Rule 35d-1 under the 1940 Act: “The index measures the performance of U.S. investment grade, taxable ~~securities~~ corporate bonds with maturities greater than or equal to one year and less than five years that have $300 million or more of outstanding face value.” Please similarly revise the second sentence in the “Principal Investment Strategies Section” for the Schwab Intermediate-Term Corporate Bond ETF as follows to comply with Rule 35d-1 under the 1940 Act: “The index measures the performance of U.S. investment grade, taxable ~~securities~~ corporate bonds with maturities greater than or equal to five years and less than ten years that have $300 million or more of outstanding face value.”

Response: The Registrant has revised the referenced disclosure as requested.

3.	Comment: Please include additional disclosure regarding the indices that each fund tracks (e.g., sector information, bond quality, any types of bonds included or excluded from the index).

Response: Each fund has added the following disclosure regarding its underlying index in the “Principal Investment Strategies”:

The index includes securities publicly issued by U.S. and non-U.S. industrial, utility and financial issuers.

4.

Comment: Please delete the second sentence in the “Fund Fees and Expenses” section for each fund, which contains the following non-standard sentence that is not included in Form N-1A and reads “This table does not reflect any brokerage fees or commissions you may incur when buying or selling fund shares.”

Response: The Registrant believes that the referenced sentence is appropriate and consistent with the SEC staff’s guidance provided in the no-action letter to Capital Group (SEC No-Action Letter, January 11, 2017). In that no-action letter, Capital Group noted that “Clean Shares” of certain funds advised by Capital Group would be sold by brokers who may charge a commission and, under the representations made in the letter, those funds agreed to “disclose that an investor transacting in Clean Shares may be required to pay a commission to a broker.” Similar to the “Clean Shares” described in the letter, as ETFs, the funds will be sold by brokers who may charge a commission. As a result, the

September 27, 2019 Page 3

Registrant believes the disclosure is appropriate and consistent with the Capital Group no-action letter.

5.

Comment: Please delete the second to last and third to last sentences in the “Example” sub-section under the “Fund Fees and Expenses” section for each fund, which are non-standard sentences that are not included in Form N-1A,

Response: The Registrant has removed the third to last sentence, because there is no expense reduction and the sentence is not applicable. However, the Registrant has kept the sentence “The example does not reflect any brokerage fees or commissions you may incur when buying or selling fund shares,” because the disclosure is consistent with the Capital Group no-action letter noted in Response to Comment 4 above and puts shareholders on notice that the funds will be sold by brokers who may charge brokerage fees or commissions and the Example does not reflect those fees.

6.	Comment: Please consider revising each fund’s “Interest Risk” tile to include language that more strongly connects the relationship between changes in interest rates and the fund’s share price.

Response: The Registrant believes the current disclosure is accurate and respectfully notes that there are other factors aside from a rise in interest rates that could cause each fund’s share price to fall. As a result, the Registrant has not changed the disclosure, but will consider changes to the disclosure at a future time as part of an update to the disclosures for all of the investment companies advised by CSIM.

7.

Comment: For each fund, the last sentence of the fourth paragraph in the section titled “Principal Investment Strategies” states that the fund expects to track the weighted average maturity (or, for the Schwab Long-Term U.S. Treasury ETF, the weighted average duration) of the index the fund will track. Please explain supplementally and consider revising the disclosure to clarify which type of “weighted average maturity” or “weighted average duration” of the index the fund will track.

Response: The Registrant hereby confirms that “weighted average maturity” refers to dollar-weighted average maturity and “weighted average duration” refers to dollar-weighted average duration. The Registrant believes that no changes to the disclosure are necessary since these are the commonly understood meanings of these terms.

8.	Comment: For each fund, please disclose in the “Principal Risks” section the risks relating to the industry in which the index is concentrated, if any.

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Response: The Registrant notes that the indices the funds are designed to track are not currently concentrated in an industry, as the funds currently categorize industries.

9.

Comment: For Schwab Short-Term Corporate Bond ETF and the Schwab Intermediate-Term Corporate Bond ETF, please consider adding additional disclosure to the Item 4 “Non-U.S. Issuer Risk” tile regarding the risks from Brexit and a trade war with China.

Response: The Registrant believes that Brexit and a trade war with China are not principal risks of the funds, and therefore no revisions to this risk tile are necessary.

10.

Comment: Each fund’s “Principal Risks” section includes “Sampling Index Tracking Risk” and “Tracking Error Risk” in response to Item 4 of Form N-1A. Please consider including “Sampling Index Tracking Risk” and “Tracking Error Risk” in the statutory prospectus with any additional information necessary for purposes of responding to Item 9 of Form N-1A.

Response: The Registrant believes the current disclosure provided in response to Item 4 of Form N-1A sufficiently describes the principal risks associated with “Sampling Index Tracking Risk” and “Tracking Error Risk” and that additional Item 9 disclosure would be redundant. Therefore, consistent with General Instruction C.3(a), which provides that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus, no changes have been made in response to this comment.

11.

Comment: The Schwab Short-Term Corporate Bond ETF’s and Schwab Intermediate-Term Corporate Bond ETF’s “Principal Risks” disclosure includes “Concentration Risk” in response to Item 4 of Form N-1A. Please consider including “Concentration Risk” disclosure to the statutory prospectus with any additional information necessary for purposes of responding to Item 9 of Form N-1A.

Response: For the reasons described above in the Response to Comment 10, no changes have been made in response to this comment.

12.

Comment: The Schwab Long-Term U.S. Treasury ETF’s section entitled “Principal Investment Strategies” states that the securities that comprise the index that the fund tracks have $300 million or more of outstanding face value. Please confirm that this figure is accurate.

Response: The Registrant has confirmed and believes the figure is accurate.

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13.	Comment: Please confirm that the name of the index that the Schwab Long-Term U.S. Treasury ETF tracks is “Bloomberg Barclays US Long Treasury Bond Index.”

Response: The Registrant has corrected the name of the index to remove the word “Bond.”

14.

Comment: Please confirm whether the securities underlying the funds are traded outside of the collateral settlement system, and if so, please disclose that there are a limited number of financial institutions that may act as Authorized Persons (“APs”) that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that these APs exit the business, or are unable to process creation and/or redemption orders and no other AP is able to be formed to do so, there may be a significantly diminished trading market for a fund’s shares, which could in turn lead to differences between the market price of a fund’s shares and the underlying value of those shares.

Response: The Registrant respectfully believes the funds’ current “Shares of the Fund May Trade at Prices Other Than NAV” risk tile in response to Item 9 of Form N-1A adequately addresses this risk. Therefore, no changes have been made in response to this comment.

15.	Comment: Please consider adding disclosure regarding the risks that the U.S. government might not raise the debt ceiling and that there will be a ratings downgrade of U.S. government securities.

Response: The Registrant believes that these are not principal risks of the funds. Therefore, no changes have been made in response to this comment.

16.	Comment: For Schwab Short-Term Corporate Bond ETF, please consider adding additional disclosure to the Item 9 “Non-U.S. Issuer Risk” tile regarding the risks from Brexit and the trade war with China.

Response: The Registrant believes that Brexit and a trade war with China are not principal risks of the fund. Therefore, no changes have been made in response to this comment.

17.

Comment: For Schwab Intermediate-Term Corporate Bond ETF, please consider adding additional disclosure to the Item 9 “Non-U.S. Issuer Risk” tile regarding the risks from Brexit and a trade war with China.

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Response: The Registrant believes that Brexit and a trade war with China are not principal risks of the fund. Therefore, no changes have been made in response to this comment.

18.

Comment: Please confirm that the funds will file, as one or more exhibits, any index licensing or sub-licensing agreement(s) with Bloomberg to which the funds (or the Registrant, on behalf of the funds) are a party, because the SEC staff considers such agreements to be material contracts that should be filed as an exhibit in response to Item 28(h) of Form N-1A.

Response: The Registrant notes that the neither the funds (nor the Registrant, on behalf of the funds) are a party to any index licensing or sub-licensing agreement(s). Therefore, no such agreement(s) need to be filed in response to Item 28(h) of Form N-1A.

19.	Comment: Please confirm whether the funds may take temporary defensive positions outside their respective investment objectives.

Response: The Registrant hereby confirms that the funds cannot take temporary defensive positions outside their respective investment objectives.

20.

Comment: Please add disclosure in response to Item 4 of Form N-1A to disclose that the Schwab Short-Term Corporate Bond ETF and the Schwab Intermediate-Term Corporate Bond ETF may become non-diversified to the extent necessary to track their respective index, in compliance with the Stradley Ronon Stevens & Young, LLP no-action letter (June 24, 2019) (the “Stradley No-Action Letter”).

Response: The Registrant has added the disclosure to the fundamental investment policy in response to the Stradley No-Action Letter. However, because the funds do not currently intend to rely on the no-action letter, the Registrant has not added the related Item 4 disclosure at this time. The Registrant hereby undertakes to update the Item 4 disclosure should, in the future, any of the funds rely of the relief provided in the Stradley No-Action Letter.

21.

Comment: In the section titled “Management of the Funds” in the Statement of Additional Information, please revise the trustees and officers table to state the occupation for the last 5 years for Nancy F. Heller and Jane P. Moncreiff. If either trustee is retired, please state so.

Response: The Registrant respectfully believes that being retired is not considered an “occupation.” Accordingly, since the current disclosure lists all of the trustees’ occupations for the last 5 years, the Registrant believes that no further disclosure is necessary.

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22.

Comment: In the section titled “Management of the Funds” in the Statement of Additional Information, please revise the trustees and officers table to state the full name of the “Eaton” entity for which Gerald B. Smith serves as a director.

Response: The Registrant has revised the referenced disclosure as requested.

23.

Comment: In the section titled “Board Leadership Structure” in the Statement of Additional Information, please consider revising the fifth sentence as follows: “Each of the Committees is chaired by an independent trustee, and each Committee is currently comprised solely of independent trustees.”

Response: The Registrant has revised the referenced disclosure as requested.

24.

Comment: In the section titled “Portfolio Managers” in the Statement of Additional Information, please consider revising the disclosure in the sub-section entitled “Compensation” to clarify whether the CSIM senior management allocation process described in those paragraphs applies only to the Corporate Performance portion, or to the Investment Fund Performance and Risk Management and Mitigation portion as well.

Response: The Registrant has clarified the referenced disclosure by adding a sub-heading to clarify that the allocation process applies to the entire pool.

25.

Comment: Please consider whether the Sub-Administration Agreement with State Street Bank and Trust Company, listed in Part C in response to Item 28(h)(5) of Form N-1A, qualifies as a “management-related service agreement” that needs to be described in the Statement of Additional Information pursuant to Item 19(d) of Form N-1A.

Response: With respect to the Sub-Administration Agreement, the Registrant notes that the agreement does not qualify as a “management-related services agreement,” because it is not an agreement with the Registrant or funds. Therefore, no changes have been made in response to this comment.

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*            *             *

As requested, Appendix A contains marked pages that reflect changes made in response to the SEC staff’s comments.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

September 27, 2019 Page 9

Appendix A